SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 26, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On February 25, 2008, Infineon’s majority-owned subsidiary Qimonda AG (“Qimonda”) announced a technology breakthrough with DRAM roadmap to 30-nanometer generation. A copy of Qimonda’s press release relating to this technology breakthrough was filed by Qimonda on a Report on Form 6-K, dated February 26, 2008; that press release is incorporated herein by reference to Qimonda’s Report on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	INFINEON	TECHNOLOGIES AG

Date: February 26, 2008	By:	/s/ Dr. Wolfgang Ziebart

Dr. Wolfgang Ziebart Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl

Peter J. Fischl Member of the Management Board and Chief Financial Officer